UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2018.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Santiago, Chile. November 21, 2018. - Sociedad Química y Minera de Chile S.A. (“SQM”) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) informs that today, the Board agreed to amend the general policy on customary transactions with related parties that was previously adopted at its meeting held on November 7, 2016, and agreed to approve an amended and restated version of the latter, which is transcribed below:

policy on CUSTOMARY TRANSACTIONS with related parties

SOCIEDAD QUÍMICA Y MINERA DE CHILE S.A.

Pursuant to the provisions of Chilean Law No. 18,046 on Corporations (the “Corporations Law”), Sociedad Química y Minera de Chile S.A. (the “Company”) may enter into transactions with related parties without complying with the requirements and procedures described in paragraphs 1) to 7) of Article 147 of the Corporations Law, inter alia, in the case of operations carried out under a general policy on customary transaction with related parties established by the Company’s Board of Directors (the “Board”).

On November 21, 2018, the Board agreed to amend the general policy on customary transaction with related parties that was previously adopted at its meeting held on November 7, 2016 and agreed to approve an amended and restated version of the latter, which is transcribed below:

1.	Customary transactions include the following operations between (i) the Company and its subsidiaries (the “Subsidiaries”) and/or its affiliates (the “Affiliates”), (ii) Subsidiaries, and (iii) Subsidiaries and Affiliates:

(a)	The sale, commercialization, distribution, and/or supply in any capacity, of raw materials, by-products and products;

(b)	The purchase and sale of mineral concessions for exploration and exploitation, in process or constituted, of groundwater exploration rights and surface and groundwater use rights, in process or constituted;

(c)	The lease, commodatum, and other contracts that do not carry a title transferring ownership, of property, mining concessions, and water rights;

(d)	Hiring of cargo transport services in general, ocean freight, and other inputs necessary for the operation of productive works;

(e)	The purchase, sale, lease, and/or transfer of concessions and easements, maritime concessions, public works concessions, and water use rights of any kind;

(f)	Hiring of services and the purchase, sale, and lease of goods necessary for the operation and maintenance of assets;

(g)	The hiring and provision of advisory services on matters related to the production, distribution, and sale of products; hiring and provision of engineering studies, environmental studies, and other specialties, for the study, development, and construction of mining operations, as well as all activities necessary for the above;

(h)	Hiring and providing advice or consulting services on financial, accounting, administrative, tax, legal, infrastructure, public service, information technology, general services, insurance, selection services, recruitment and training of personnel, and, in general, the hiring of back-office services;

(i)	The execution of all kinds of financial operations and intermediation with banks and financial entities of any nature, such as financial investments of fixed or variable income, purchase and sale of currencies, financial derivatives, swaps, time deposits, overdraft lines, credits with promissory note, letters of credit, guarantees, forward contracts, hedges, options and futures; operations related to current accounts, daily table operations of deposits, placement of funds and other financial operations usual treasury;

(j)	Conducting operations to finance investments and to finance working capital, either by entering into loans or through the issuance of debt instruments in both domestic or international markets;

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(k)	Making capital contributions and granting loans, credits and financing in general, modifications of by-laws, transformations, mergers, divisions, dissolutions and liquidations, transfers of social rights and transfer of shares;

(l)	The execution of financial operations, mercantile current accounts, and/or structured financial loans.

2.	Customary transactions shall also include the operations indicated in (h), (i) y (j) above, to be carried out with banks and financial institutions recognized or regulated by the Chilean Superintendency of Banks and Financial Institutions, or the governing body that is delegated this control.

3.	Likewise, the Board unanimously agreed to adopt an authorization of general application that permits the Company to enter into the following operations: (i) those that do not have a relevant amount, in accordance with the terms of letter a) of Article 147 of the Corporations Law, (ii) those that in accordance with the Company’s Policy on Customary Transactions are ordinary in consideration of its line of business; and, (iii) those between entities in which the Company holds, directly or indirectly, at least 95% of its ownership, all without the need to fulfill the requirements and procedures established in numerals 1) to 7) of Article 147 of the Corporations Law.

The Board further agreed that this policy on customary transaction with related parties be (i) informed as material information (hecho esencial) to the Commission for the Financial Market, (ii) informed and distributed to each of the Vice Presidents and managers of the Company and the Subsidiaries, and (iii) immediately published on the Company’s website: www.sqm.com.

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About SQM

SQM´s business strategy is to be a global company, with people committed to excellence, dedicated to the extraction of minerals and selectively integrated in the production and sale of products for the industries essential for human development (e.g. food, health, technology). This strategy was built on the following five principles:

•	ensure availability of key resources required to support current goals and medium and long-term growth of the business;
•	consolidate a culture of lean operations (M1 excellence) through the entire organization, including operations, sales and support areas;
•	significantly increase nitrate sales in all its applications and ensure consistency with iodine commercial strategy;
•	maximize the margins of each business line through appropriate pricing strategy;
•	successfully develop and implement all lithium expansion projects of the Company, acquire more lithium and potassium assets to generate a competitive portfolio.

These principles are based on the following key concepts:

•	strengthen the organizational structure to supports the development of the Company's strategic plan, focusing on the development of critical capabilities and the application of the corporate values of Excellence, Integrity and Safety;
•	develop a robust risk control and mitigation process to actively manage business risk;
•	improve our stakeholder management to establish links with the community and communicate to Chile and worldwide our contribution to industries essential for human development.

For further information, contact:

Gerardo Illanes 56-2-24252022 / gerardo.illanes@sqm.com

Kelly O’Brien 56-2-24252074 / kelly.obrien@sqm.com

Irina Axenova 56-2-24252280 / irina.axenova@sqm.com

For media inquiries, contact:

Carolina García Huidobro / carolina.g.huidobro@sqm.com

Alvaro Cifuentes / alvaro.cifuentes@sqm.com

Tamara Rebolledo / tamara.rebolledo@sqm.com  (Northern Region)

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning the Company’s business outlook, future economic performance, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, specifically the most recent annual report on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Registrant)

Date: November 21, 2018	/s/ Gerardo Illanes
By: Gerardo Illanes
CFO

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